                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 4)


                             KAFUS INDUSTRIES LTD.
                             ---------------------
                                (Name of Issuer)


                         COMMON STOCK, WITHOUT PAR VALUE
                         -------------------------------
                         (Title of Class of Securities)

                                   482910 10 6
                                ----------------
                                 (CUSIP Number)

                                  Julia Murray
                            General Counsel - Finance
                            Enron North America Corp.
                                1400 Smith Street
                              Houston, Texas 77002
                                 (713) 853-6161
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 20, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------
CUSIP NO.:        482910 10 6
---------------------------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Sundance Assets, L.P.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
      3       SEC USE ONLY
--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              00
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER

        NUMBER OF                       0
          SHARES              --------------------------------------------------
       BENEFICIALLY              8      SHARED VOTING POWER
         OWNED BY
           EACH                         9,504,859
        REPORTING             --------------------------------------------------
          PERSON                 9      SOLE DISPOSITIVE POWER
           WITH
                                        0
                              --------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        9,504,859
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              9,504,859
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]

              N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              26.5%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------
CUSIP NO.:        482910 10 6
---------------------------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Enron North America Corp.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
      3       SEC USE ONLY
--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER

        NUMBER OF                       0
          SHARES              --------------------------------------------------
       BENEFICIALLY              8      SHARED VOTING POWER
         OWNED BY
           EACH                         10,992,359
        REPORTING             --------------------------------------------------
          PERSON                 9      SOLE DISPOSITIVE POWER
           WITH
                                        0
                              --------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        10,992,359
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              10,992,359
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]

              N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              30.2%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------------------
CUSIP NO.:        482910 10 6
---------------------------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Enron Corp.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
      3       SEC USE ONLY
--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              00
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Oregon
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER

        NUMBER OF                       0
          SHARES              --------------------------------------------------
       BENEFICIALLY              8      SHARED VOTING POWER
         OWNED BY
           EACH                         12,992,358
        REPORTING             --------------------------------------------------
          PERSON                 9      SOLE DISPOSITIVE POWER
           WITH
                                        0
                              --------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        12,992,358
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              12,992,358
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]

              N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              35.6%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
--------------------------------------------------------------------------------

                            STATEMENT ON SCHEDULE 13D



NOTE: This Schedule 13D/A amendment is being filed by (i) Sundance Assets, L.P. ("Sundance"), (ii) Enron North America Corp. ("ENA"; formerly named Enron Capital & Trade Resources Corp.) and (iii) Enron Corp. ("Enron"), which are collectively referred to as the "Reporting Entities." All information with respect to Kafus Industries, Ltd., a British Columbia corporation (the "Issuer"), is presented to the best knowledge and belief of the Reporting Entities. The joint Schedule 13D of Enron and ENA dated July 27, 1997 (the "July filing"), as amended by a Schedule 13D/A dated September 4, 1998 (the "September filing"), as further amended by a Schedule 13D/A dated January 12, 1999 (the "January filing"), as further amended by a Schedule 13D/A dated March 22, 1999 (the "March filing"), is further amended by the following:


ITEM 1.  IDENTITY AND BACKGROUND.

         The Schedules to this statement report current information regarding the officers and directors of Enron Ponderosa Management Holdings, Inc. ("EPMH"), ENA, and Enron. None of the Reporting Entities nor, to their knowledge, any person listed on the Schedules hereto, has been, during the last five years (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION; ITEM 4. PURPOSE OF TRANSACTION AND ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Several events have occurred since the date of the March filing which collectively necessitate the filing of this statement on Schedule 13D. First, Sundance transferred to ENA on December 21, 1999, and ENA immediately thereafter transferred to SE Thunderbird L.P. ("Thunderbird") in a private placement, 1,999,999 shares of common stock, no par value per share ("Common Stock") and certain registration rights associated therewith. Thunderbird is a Delaware limited partnership that is partially owned and indirectly controlled by Enron. Thunderbird funded the $7.50 per share purchase price for this investment from its working capital.

         Second, there accrued to Sundance pursuant to the terms of the Series I Preference Shares ("Preference Shares") a right to acquire 102,358 shares of Common Stock as a dividend for the semiannual period ended June 30, 1999. Third, ENA's waiver pursuant to the Waiver and Amendment Agreement dated August 18, 1998 between it and The Samarac Corporation Ltd. of its right to convert a 5,000 share portion of the Preference Shares will continue only through February 18, 2000, which is less than sixty days from the date this statement is filed. Fourth, approximately $1,020,000 in interest will have accrued through December 31, 1999 on the Convertible Promissory Note (Term Loan A) issued by the Issuer to ENA in the original principal amount of $10 million (the "Term Loan A Note"). The holder can convert the accrued interest on this note into Common Stock at the lesser of (a) U.S. $8.00 (subject to certain adjustments) or (b) the 30 day trade weighted average of the sales prices of the Common Stock. Therefore, the accrued interest represents the right to acquire, at minimum, 127,500 shares of Common Stock (the "Interest Shares").


         Fifth, the Issuer amended a warrant held by Sundance, originally issued on August 18, 1998, to acquire 250,000 shares of Common Stock. This warrant is now exercisable immediately, instead of being exercisable December 31, 2000, with no change in its expiration date of July 31, 2008, and its exercise price was changed to $5.00 per share. Finally, the parties have entered into an Amendment to Registration Rights Agreements which (i) waives certain rights to liquidated damages against the Issuer,

(ii) sets new deadlines with respect to the registration statements to be filed pursuant to certain of the parties' existing registration rights agreements, and
(iii) confirms the scope of the Registration Rights Agreement dated July 16, 1997 between ENA and the Issuer.

         Thunderbird directly owns 1,999,999 shares of Common Stock, which are being held for investment purposes. Thunderbird will review its investment in the Issuer on a continuing basis, and, depending upon the price of the Common Stock, other market conditions relating to it, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to Thunderbird, general stock market and economic conditions, tax considerations and other factors deemed relevant, Thunderbird may decide to increase or decrease the size of its investment in the Issuer.

         Sundance directly owns 1,730,001 shares of Common Stock. It also holds the following instruments that, subject to antidilution adjustments, are exercisable or convertible within the next sixty days into an aggregate of 7,774,858 shares of Common Stock: (i) five warrants to purchase 1,000,000, 500,000, 750,000, 45,000 and 250,000 shares of Common Stock, respectively, which are immediately exercisable, (ii) 10,000 Preference Shares, which may be converted into 2,500,000 shares of Common Stock at any time, (iii) 5,000 Preference Shares, which may be converted into 2,500,000 shares on or after February 18, 1999, (iv) the Term Loan A Note, which has (a) a principal balance of $10 million that may be converted into 1,250,000 shares of Common Stock at any time and (b) an interest component which, after December 31, 1999, may be converted into a minimum of 127,500 shares, and (v) a right to accrued dividends on the Preference Shares in the amount of 102,358 shares of Common Stock.

         If Sundance converted or exercised all instruments and securities held by it that are convertible or exercisable within sixty days into Common Stock, the 9,504,859 shares of Common Stock it would hold would represent approximately 26.5% of the Issuer's outstanding Common Stock.

         Because of their control relationships, Enron may be deemed to beneficially own the shares held by ENA and Thunderbird, and ENA may be deemed to beneficially own the 9,504,859 shares beneficially owned by Sundance as well as the 737,500 shares beneficially owned by ECT Merchant Investments Corp. ("ECT Merchant"). Further, ENA, Enron, Ponderosa Assets, L.P., which is Sundance's general partner ("Ponderosa"), and EPMH, which is Ponderosa's general partner, may be deemed to share voting and dispositive power over the Common Stock beneficially owned by Sundance. Likewise, Blue Heron I LLC, the general partner of Thunderbird ("Blue Heron"), Whitewing Associates L.P., the sole member of Blue Heron ("Whitewing Associates"), Whitewing Management LLC, the general partner of Whitewing Associates ("Whitewing Management"), Egret I LLC, the managing member of Whitewing Management ("Egret"), and Enron, the managing member of Egret, may be deemed to share voting and dispositive power over the Common Stock beneficially owned by Thunderbird. Similarly, ENA and Enron could be deemed to share voting and dispositive power over the 737,500 shares of Common Stock beneficially owned ECT Merchant. Enron and ENA each hereby disclaims beneficial ownership of all Common Stock which it does not directly own, and the filing of this statement on
Schedule 13D shall not be construed as an admission that Thunderbird, Blue Heron, Whitewing Associates, Whitewing Management, Egret, ECT Merchant, Sundance, Ponderosa, EPMH, ENA, Enron or any person listed on Schedules I, II, III or IV hereto is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement. All percentage ownership calculations utilized herein are calculated in accordance with Rule 13d-3(d)(1)(i)(D) and assume that 28,043,359 shares of Common Stock are actually outstanding on the date of this statement.


         In addition to the shares of Common Stock reported herein, the Reporting Persons hold convertible promissory notes and other instruments that entitle or require the Reporting Entities to purchase a substantial number of shares of Common Stock. Such shares are not reported herein as being beneficially owned because the instruments do not entitle the holder to acquire shares within 60 days after the filing of this statement, except upon the occurrence of extraordinary and unpredictable events, such as a default on indebtedness. These arrangements are described in greater detail in the Deferred Payment Purchase Agreement and the Income Participation Certificate Purchase Agreement contained in the July filing and in the $11.25 million Exchangeable Promissory Note, the Subordinated Loan Conversion Agreement, the Income Participation Certificate Purchase Agreement, and the $12.5 million Convertible Promissory Note (Advancing Credit Facility) contained in the March filing. Other than the transactions described herein, none of the Reporting Entities, nor, to their knowledge, Blue Heron, Whitewing Associates, Whitewing Management, Egret, ECT Merchant, Ponderosa, EPMH or any of the persons named in Schedule I hereto, has effected any transaction in the Common Stock during the preceding sixty days.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

           Exhibit 1.    Purchase and Sale Agreement dated December 21, 1999

           Exhibit 2. Partial Assignment and Assumption Agreement dated December 21, 1999

           Exhibit 3. Amendment to Registration Rights Agreements dated December 23, 1999

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date: December 29, 1999          SUNDANCE ASSETS, L.P.
                                 By:  Ponderosa Assets, L.P.
                                      its general partner
                                 By:  Enron Ponderosa Management
                                      Holdings, Inc. its general partner


                                 By   /s/ JULIA HEINTZ MURRAY
                                      --------------------------------------
                                      Julia Heintz Murray
                                      Vice President


Date: December 29, 1999          ENRON NORTH AMERICA CORP.


                                 By   /s/ JULIA HEINTZ MURRAY
                                      --------------------------------------
                                      Julia Heintz Murray
                                      Vice President


Date:  December 29, 1999         ENRON CORP.


                                 By   /s/ RICHARD B. BUY
                                      --------------------------------------
                                      Richard B. Buy
                                      Executive Vice President

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                    ENRON PONDEROSA MANAGEMENT HOLDINGS, INC.



Name and Business Address           Citizenship          Position and Occupation
-------------------------           -----------          -----------------------
Each of the following
persons' business address is
1400 Smith Street, Houston,
TX 77002

James V. Derrick, Jr.                 U.S.A.       Director

J. Clifford Baxter                    U.S.A.       Director and Chairman, Chief
                                                   Executive Officer and Managing Director

Kevin P. Hannon                       U.S.A.       Director, President and Managing Director

Richard B. Buy                        U.S.A.       Managing Director

Andrew S. Fastow                      U.S.A.       Managing Director

Mark E. Haedicke                      U.S.A.       Managing Director and General Counsel

Michael J. Kopper                     U.S.A.       Managing Director

Jeffrey McMahon                       U.S.A.       Managing Director, Finance and Treasurer

                                  SCHEDULE II

                        DIRECTORS AND EXECUTIVE OFFICERS
                            ENRON NORTH AMERICA CORP.




Name and Business Address           Citizenship          Position and Occupation
-------------------------           -----------          -----------------------
Each of the following person's
business address is 1400 Smith
Street, Houston, TX 77002

J. Clifford Baxter                    U.S.A.       Director; Chairman of the Board, Chief

Mark E. Haedicke                      U.S.A.       Director; Managing Director and General Counsel

Kevin P. Hannon                       U.S.A.       Director; President and Chief Operating Officer

Philippe A. Bibi                      U.S.A.       Managing Director

W. Craig Childers                     U.S.A.       Managing Director

David W. Delainey                     U.S.A.       Managing Director

Richard G. DiMichele                  U.S.A.       Managing Director

Jay L. Fitzgerald                     U.S.A.       Managing Director

Michael J. Kopper                     U.S.A.       Managing Director

John J. Lavorato                      U.S.A.       Managing Director

Danny J. McCarty                      U.S.A.       Managing Director

Michael McConnell                     U.S.A.       Managing Director

J. Kevin McConville                   U.S.A.       Managing Director

Jere C. Overdyke, Jr.                 U.S.A.       Managing Director

Gregory F. Piper                      U.S.A.       Managing Director

Brian L. Redmond                      U.S.A.       Managing Director

Jeffrey A. Shankman                   U.S.A.       Managing Director

John R. Sherriff                      U.S.A.       Managing Director

Colleen Sullivan-Shaklovitz           U.S.A.       Managing Director

Lawrence G. Whalley                   U.S.A.       Managing Director

                                  SCHEDULE III

                        DIRECTORS AND EXECUTIVE OFFICERS
                                   ENRON CORP.



Name and Business Address           Citizenship          Position and Occupation
-------------------------           -----------          -----------------------
Robert A. Belfer                       U.S.A.       Director; Chairman, President and Chief Executive
Belco Oil and Gas Corp.                             Officer, Belco Oil & Gas Corp.
767 Fifth Avenue, 46th Fl.
New York, NY 10153

Norman P. Blake, Jr.                   U.S.A.       Director; Chairman, President and CEO of Promus Hotel
Promus Hotel Corp.                                  Corporation
705 Crossover Lane
Memphis, TN 58117-4900

Ronnie C. Chan                         U.S.A.       Director; Chairman of Hang Lung Development Group
Hang Lung Development
   Company Limited
28/F, Standard Chartered
   Bank Building
4 Des Vouex Road Central
Hong Kong

John H. Duncan                         U.S.A.       Director; Investments
5851 San Felipe, Suite 850
Houston, TX 77057

Paulo V. Ferraz Pereira                Brazil       Director; President and Chief Executive Officer of
Meridonal Financial Group                           Meridional Financial Group
Av. Rio Branco, 138-15th andar
20057-900 Rio de Janeiro - RJ
Brazil

Joe H. Foy                             U.S.A.       Director; Retired Senior Partner,
Bracewell & Patterson
2900 South Tower Pennzoil Place
711 Louisiana
Houston, TX 77002

Wendy L. Gramm                         U.S.A.       Director; Former Chairman, U.S. Commodity Futures
P. O. Box 39134                                     Trading Commission
Washington, D.C.  20016

Ken L. Harrison                        U.S.A.       Director; Chairman and Chief Executive Officer,
121 S. W. Salmon Street                             Portland General Electric Company
Portland, OR 97204

Robert K. Jaedicke                     U.S.A.       Director; Professor (Emeritus), Graduate School of
Graduate School of Business                         Business Stanford University
Stanford University
Stanford, CA 94305

Name and Business Address           Citizenship          Position and Occupation
-------------------------           -----------          -----------------------
Charles A. LeMaistre                   U.S.A.       Director; President (Emeritus), University of Texas
P.O. Box 15247                                      M.D. Anderson Cancer Center
San Antonio, TX 78212

John Mendelsohn                        U.S.A.       Director; President, University of Texas
University of Texas                                 M.D. Anderson Cancer Center
M.D. Anderson Cancer Center
1515 Holcombe
Houston, Texas 77030

Jerome J. Meyer                        U.S.A.       Director; Chairman and Chief Executive Officer,
26600 S.W. Parkway                                  Tektronix, Inc.
Building 63; P. O. Box 1000
Wilsonville, OR 97070-1000

Frank Savage                           U.S.A.       Director; Chairman, Alliance Capital Management
1345 Avenue of the Americas                         International
39th Floor
New York, New York 10105

John A. Urquhart                       U.S.A.       Director; Senior Advisor to the Chairman of Enron
John A. Urquhart Assoc.                             Corp.; President, John A. Urquhart Associates
111 Beach Road
Fairfield, CT 06430

John Wakeham                            U.K.        Director; Former U.K. Secretary of State for Energy
1 Salisbury Square                                  and Leader of the Houses of Commons and Lords
London EC4Y 8JB
United Kingdom

Herbert S. Winokur, Jr.                U.S.A.       Director; President, Winokur & Associates, Inc.
Capricorn Management, G.P.
30 East Elm Ct.
Greenwich, CT 06830

Kenneth L. Lay                         U.S.A.       Director; Chairman and Chief Executive Officer
1400 Smith Street
Houston, TX  77002

J. Clifford Baxter                     U.S.A.       Chairman of the Board, Chief Executive Officer and
1400 Smith Street                                   Managing Director, Enron North America Corp.
Houston, TX 77002

Richard B. Buy                         U.S.A.       Executive Vice President and Chief Risk Officer
1400 Smith Street
Houston, TX  77002

Richard A. Causey                      U.S.A.       Executive Vice President and Chief Accounting Officer
1400 Smith Street
Houston, TX  77002

Name and Business Address           Citizenship          Position and Occupation
-------------------------           -----------          -----------------------
James V. Derrick, Jr.                  U.S.A.       Executive Vice President and General Counsel
1400 Smith Street
Houston, TX  77002

Andrew S. Fastow                       U.S.A.       Executive Vice President and Chief Financial Officer
1400 Smith Street
Houston, TX  77002

Mark A. Frevert                        U.S.A.       President and Chief Executive Officer, Enron Europe,
1400 Smith Street                                   Ltd.
Houston, TX  77002

Stanley C. Horton                      U.S.A.       Chairman and Chief Executive Officer, Enron Gas
1400 Smith Street                                   Pipeline Group
Houston, TX  77002

Rebecca P. Mark                        U.S.A.       Director; Chairman and Chief Executive Officer,
1400 Smith Street                                   Azurix Corp.
Houston, TX  77002

J. Mark Metts                          U.S.A.       Executive Vice President, Corporate Development
1400 Smith Street
Houston, TX  77002

Lou L. Pai                             U.S.A.       Chairman, President and Chief Executive Officer,
1400 Smith Street                                   Enron Energy Services, Inc.
Houston, TX  77002

Kenneth D. Rice                        U.S.A.       Co-Chairman and Co-Chief Executive Officer and President,
1400 Smith Street                                   Enron Communications Inc.
Houston, TX  77002

Jeffrey K. Skilling                    U.S.A.       Director; President and Chief Operating Officer, Enron
1400 Smith Street                                   Corp.
Houston, TX  77002

Joseph W. Sutton                       U.S.A.       Vice Chairman, Enron Corp.
1400 Smith Street
Houston, TX  77002

                               INDEX TO EXHIBITS


 Exhibit 1.       Purchase and Sale Agreement dated December 21, 1999

 Exhibit 2.       Partial Assignment and Assumption Agreement dated
                  December 21, 1999

 Exhibit 3.       Amendment to Registration Rights Agreements dated
                  December 23, 1999